FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 13, 2018

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant” or the “Fund”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to your comments provided on July 2, 2018 with respect to Post-Effective Amendment No. 3 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement on Form N-2 submitted by the Registrant on May 14, 2018. We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

As previously discussed, during the week of July 23, 2018, the Fund and the Fund’s distributor intend to file an amended Registration Statement reflecting the responses herein and formally request acceleration of the Registration Statement for July 27, 2018.

COMMENT 1. The Prospectus Cover Page includes a table stating the shares offered pursuant to the Registration Statement. Please verify if a second “Outstanding Securities” table will be added pursuant to Item 10, sub-item 5., of Form N-2.

RESPONSE: The Registrant will add the following new subsection following the Additional Information section of the Prospectus (page 36):

Authorized Shares

As of the date of this Prospectus, there is only a single class of Shares authorized as follows:

Title of Class	Amount Authorized	Amount held by the Fund or for its Account
Common	Unlimited	N/A

COMMENT 2: Please confirm for the Staff whether Federated Securities Corp. is a wholly-owned subsidiary of Federated Investors, Inc. If it is not, the Staff may have additional comments.

RESPONSE: The Registrant confirms that Federated Securities Corp. is a wholly-owned subsidiary of Federated Investors, Inc.

COMMENT 3: In recognition of the impact use of leverage may have on the Fund, please add a specific cross-reference to the “Risk of Investing in Derivative Contracts and Hybrid Instruments” (page 8) risk factor following the bold statement regarding Risk Factors located on the Prospectus Cover Page.

RESPONSE: The Registrant supplementally notes that, as discussed in response to Comment 6 below, the Fund’s use of derivatives under normal conditions will be limited to currency forwards for hedging purposes. However, in response to the Staff’s comment, the Registrant has revised the bold statement regarding Risk Factors located on the Prospectus Cover Page, as follows:

“Investing in the Fund's Shares involves certain risks and should not constitute a complete investment program. Risks, including “Risk of Investing in Trade Finance Related Securities,” “Interest Rate Risk,” and “Risk of Investing in Derivatives Contracts and Hybrid Instruments,” are described in the “Risk Factors” section beginning on page [20] of this prospectus.”

COMMENT 4. In the Prospectus “Repurchases of Shares by the Fund” section (page 3), the Registrant states that “Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 45 calendar days prior to the date of repurchase by the Fund.” Please explain how the 45 day timeline is consistent with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), which requires an issuer to pay the consideration offered promptly after the termination or withdrawal of a tender offer. The Staff notes that it would consider a 3-5 business day timeline in keeping with the requirements of Rule 14e-1(c).

RESPONSE: Supplementally, the Registrant has reviewed and believes that it complies with the timing, filing, disclosure and dissemination requirements of Rule 13e-4 and Regulation 14E. The Registrant also believes its current disclosure adequately addresses these requirements. The Registrant respectfully notes that the language cited in the comment describes the notice period prior to the valuation date for the repurchase offer, but it does not affect payment following such pricing date. More specifically, the terms of the repurchase offer describe the notice period required by the offer and the valuation date for the offer as part of the repurchase terms. Any payment in connection with a repurchase offer by the Registrant occurs promptly after a valuation date (i.e., the repurchase date). As disclosed in the Prospectus, “[t]he Fund will generally pay the value of the Shares repurchased within approximately three business days after the Valuation Date.” This process protects all investors by enabling the Registrant to sell any assets that may be needed to fund the repurchase offer based on demand shown by investors and not instead to harm non-tendering investors by having the Registrant sell assets unnecessarily during an offer. In addition, the Registrant respectfully notes that other continuously offered closed-end funds have adopted substantially similar repurchase policies and procedures.

COMMENT 5. In the Prospectus “Liquidity Risk” section (page 7), please add to the fourth paragraph the concept that loan instruments may not be securities and, therefore, they may not receive the protections afforded by federal securities laws.

RESPONSE: The Registrant will revise the fourth paragraph of the “Liquidity Risk” as follows:

“Loan instruments may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner. Additionally, collateral on loan instruments may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets will satisfy a borrower’s obligations under the instrument. Loans and other forms of indebtedness may be structured such that they are not securities under securities laws. As such, it is unclear whether loans and other forms of direct indebtedness offer securities law protections, such as those against fraud and misrepresentation. In the absence of definitive regulatory guidance, while there can be no assurance that fraud or misrepresentation will not occur with respect to the loans and other investments in which the Fund invests, the Fund relies on the Adviser’s research in an attempt to seek to avoid situations where fraud or misrepresentation could adversely affect the Fund.”

COMMENT 6. In the Prospectus “Risk of Investing in Derivative Contracts and Hybrid Instruments” (page 8), please tailor the risk to the specific derivatives and hybrid instruments that the Fund invests in.

RESPONSE: Supplementally, the Registrant’s use of derivatives is expected to be limited to currency forwards for hedging purposes. However, in response to the Staff’s comment, the Registrant will add the following disclosure:

Investment Objectives and Strategies will be revised as follows:

“The Fund may also take positions in more traditional assets including bonds, equities, and foreign exchange instruments~~, as well as derivatives~~ for the purpose of hedging and investment. The Fund, from time to time, may also use currency forwards for hedging purposes. However, although not generally anticipated to be used, the Fund reserves the flexibility to ~~may also~~ use derivative contracts and/or hybrid instruments to implement elements of its investment strategy.”

Risk of Investing in Derivative Contracts and Hybrid Instruments will be revised as follows:

“RISK OF INVESTING IN DERIVATIVE CONTRACTS AND HYBRID INSTRUMENTS

The Fund may use currency forwards for hedging purposes. In addition, although not generally anticipated, the Fund reserves the flexibility to use other derivative contracts and/or hybrid instruments to implement elements of its investment strategy. The Fund's exposure to such derivative contracts and hybrid instruments (either directly or through its investment in another investment company) involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.”

COMMENT 7. In the Prospectus “Summary of Fund Expenses” section (page 11), please update footnote 1 regarding Other Expenses to clarify that this number is based on estimated amounts for the current fiscal year.

RESPONSE: The Registrant will add the following disclosure to footnote 1 of the “Summary of Fund Expenses” table:

“Other Expenses” include the Fund's operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses and are estimated for the current fiscal year.”

COMMENT 8. In the Prospectus “Investment Objective” section (page 14), the first sentence of the fourth paragraph reads as follows: “Under normal circumstances, the Fund intends to hold its positions through to maturity.” Please disclose (i) the criteria for duration and/or maturity, and (ii) the dollar-weighted average maturity and/or duration.

RESPONSE: The Registrant has revised the disclosure in the third paragraph under “Investment Objective and Strategies” as follows:

“Under normal circumstances, the Fund intends to hold its positions through to maturity. There are no limits on the Fund’s average-weighted maturity. However, under normal conditions, the Fund is anticipated to have an average dollar-weighted maturity of not more than 24 months.”

COMMENT 9. In the Prospectus “Risk of Investing in Trade Finance Related Securities – Emerging Markets” sub-section (page 21), please add references to the following risk factors: expropriation and nationalization risk; differentiation in transaction settlement and effect of delay on shareholder equity; price volatility; and reduced liquidity.

RESPONSE: The Registrant will revise the disclosure included in each of the following sections of the “Risk of Investing in Trade Finance Related Securities – Emerging Markets” sub-section as follows:

“Political and Economic Factors: Political and economic change and instability may be more likely to occur and have a greater effect on the economies and markets of emerging countries. Government policies, taxation, restrictions on foreign investment and on currency convertibility and repatriation, currency fluctuations and other developments in the laws and regulations of the relevant country could result in losses. In the event of nationalization, expropriation, or other confiscation, the Fund could lose its entire investment in a foreign security.”

“Status of Loan Markets: In comparison with more developed primary and secondary loan markets, the emerging market loan market is smaller, ~~can be less~~ may experience reduced liquidity and as a result potentially more volatile securities prices. This may result in greater volatility in the net asset value of the Fund than would be the case if the investments were made in more developed markets. In addition, different transaction settlement~~,~~ and clearing procedures, safe custody and registration procedures may be underdeveloped enhancing the chance of an error, fraud or default, causing losses to the Fund. Such underdeveloped procedures may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. In addition, custodial expenses for emerging market securities are generally higher than for developed market securities.”

COMMENT 10. In the Prospectus “Currency Risk” section (page 24), please disclose the restrictions on and costs associated with the exchange of currency.

RESPONSE: The Registrant will revise the disclosure in the second and third paragraphs of the “Currency Risk” section as follows:

“Investing in currencies or securities denominated in a foreign currency, entails risk of being exposed to a currency that may not fully reflect the strengths and weaknesses of the economy of the country or region utilizing the currency. Currency risk includes both the risk that currencies in which the Fund’s investments are traded, or currencies in which the Fund has taken an active investment position, will decline in value relative to the U.S. dollar and, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. In addition, it is possible that a currency (such as, for example, the euro) could be abandoned in the future by countries that have already adopted its use, and the effects of such an abandonment on the applicable country and the rest of the countries utilizing the currency are uncertain but could negatively affect the Fund's investments denominated in the currency. If a currency used by a country or countries is replaced by another currency, the Fund's Adviser and Sub-Adviser would evaluate whether to continue to hold any investments denominated in such currency, or whether to purchase investments denominated in the currency that replaces such currency, at the time. Such investments may continue to be held, or purchased, to the extent consistent with the Fund's investment objective and permitted under applicable law.

Many countries rely heavily upon export-dependent businesses and any strength in the exchange rate between a currency and the U.S. dollar or other currencies can have either a positive or a negative effect upon corporate profits and the performance of investments in the country or region utilizing the currency. Adverse economic events within such country or region may increase the volatility of exchange rates against other currencies, subjecting the Fund's investments denominated in such country's or region's currency to additional risks. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.”

COMMENT 11. The last paragraph of “The Sub-Adviser” sub-section (Page 27) of the Prospectus states the following – “The Fund’s Shareholder reports will contain information regarding the basis for the Board’s approval of the Fund’s Advisory and Sub-Advisory Agreements.” Please identify the periods covered by the Shareholder reports.

RESPONSE: The Registrant will update the last paragraph of “The Sub-Adviser” sub-section as follows:

“The Fund's Shareholder reports will contain information regarding the basis for the Board's approval of the Fund's Advisory and Sub-Advisory Agreements. The Fund’s semi-annual reports for the six month periods ending each September 30 and the annual reports for the fiscal years ending each March 31 discuss the Board’s annual evaluation and approval of those agreements, which typically occurs annually in May.”

COMMENT 12. Following the seventh and eighth paragraphs of the “Repurchases of Shares” sub-section (page 35), please disclose that in-kind securities may be difficult to liquidate, will remain at market risk until sold and that shareholders may incur brokerage costs and taxable capital gains when converting securities to cash.

RESPONSE: The Registrant will add the following disclosure as the final paragraph under “Repurchases of Shares”:

“A repurchase in kind is less liquid than a cash redemption. If a repurchase is made in kind, securities received may be subject to market risk and the shareholder could incur taxable gains and brokerage or other charges in converting the securities to cash.”

COMMENT 13. In the “Repurchase Procedures” section of the Prospectus (page 35), the second paragraph indicates that shareholders won’t know the price when tendering shares. Please explain how this is consistent with the 1934 Act Rule 14e-1(c) requirement regarding prompt payment.

RESPONSE: The Registrant notes that the Registrant is required to repurchase shares at their net asset value, and it is impossible to know or otherwise establish a net asset value prior to the valuation date.

COMMENT 14. In the Prospectus “Mandatory Repurchase by the Fund” section (page 35), the broad language in sub-parts (ii) and (iv) grant the Fund excessive discretion regarding the mandatory repurchase of shares. Please disclose that involuntary redemptions will be conducted in accordance with Rule 23c-2 under the 1940 Act.

RESPONSE: The Registrant will revise the disclosure in the “Mandatory Repurchase by the Fund” section as follows”

“MANDATORY REPURCHASE BY THE FUND

The Declaration of Trust provides that the Fund may repurchase Shares of a Shareholder or any person acquiring Shares from or through a shareholder under certain circumstances, including if: (i) ownership of the Shares by the Shareholder or other person will cause the Fund to be in violation of certain laws; (ii) continued ownership of the Shares may adversely affect the Fund; (iii) any of the representations and warranties made by a Shareholder in connection with the acquisition of the Shares was not true when made or has ceased to be true; or (iv) it would be in the best interests of the Fund to repurchase the Shares or a portion thereof. Notwithstanding the foregoing, involuntary repurchases will be conducted in accordance with Rule 23c-2 under the 1940 Act. Shareholders whose Shares, or a portion thereof, are repurchased by the Fund will not be entitled to a return of any amount of sales load, if any, that may have been charged in connection with the Shareholder's purchase of the Shares.”

COMMENT 15. In the Prospectus “Custodian and Transfer Agent” section (page 36), please describe the custodial arrangements for foreign securities due to their inclusion as one of the principal investments of the Fund.

RESPONSE: The Registrant respectfully notes that disclosure describing the custodial arrangements of foreign securities is included in the “Custodian” section on page 27 of the SAI. As noted in this section, foreign instruments purchased by the Fund are held by foreign banks participating in a network coordinated by State Street Bank & Trust Company, the Fund’s custodian.

COMMENT 16. Please explain what “full notional value” means as used in the first paragraph of the SAI “Asset Segregation” section (page 6). The Staff notes that the amount required to cover open positions will differ depending on whether the Fund is holding a long or short position, as discussed in the Dreyfus Strategic Investing no-action letter.[1] Please revise the disclosure in accordance with this Staff guidance.

RESPONSE: In response to the SEC’s comment, the Registrant has revised the “Asset Segregation” section to reflect the requirements of the Dreyfus Strategic Investing no-action letter as follows:

~~For example, w~~With respect to long positions in forwards and futures contracts held by the Fund that are not contractually required to “cash-settle,” the Fund ~~must~~ will cover its open positions by setting aside cash or readily marketable securities equal to the contracts' purchase price ~~full, notional value~~. With respect to short positions in forwards and futures contracts held by the Fund that are not contractually required to “cash-settle,” ~~however,~~ the Fund will segregate ~~is permitted to set aside~~ cash or readily marketable securities in an amount that, when added to the amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures or forward contracts. With respect to forwards and futures contracts held by the Fund that are contractually required to “cash settle,” the Fund will segregate cash or readily marketable securities in an amount that, when added to the amounts deposited with a futures commission merchant or a broker as margin, equal to the Fund's daily marked-to-market (net) obligations, if any (i.e., the Fund's daily net liability, if any), rather than the notional value.

COMMENT 17. In the first sentence of the fourth paragraph in the SAI “Asset Segregation” section (page 7), please replace “a derivative contract” with “certain derivative contracts” so the sentence reads as follows: “The Fund may reduce the liquid assets segregated to cover obligations under certain derivative contracts by entering into an offsetting derivative contract.” Provide authority for this cover position.

RESPONSE: The Registrant will revise the disclosure as follows:

“The Fund may reduce the liquid assets segregated to cover obligations under certain derivative contracts by entering into an offsetting derivative contract.”

COMMENT 18. In the first sentence of the fifth paragraph in the SAI “Asset Segregation” section (page 7), please add “certain” before the word “swaps” so the sentence reads as follows: “By setting aside cash or readily marketable securities equal to only its net obligations under certain swaps and certain cash-settled derivative contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate cash or readily marketable securities equal to the full notional value of such contracts.”

In addition, please explain the meaning of the following sentence: “Unless the Fund has other cash or readily marketable securities to set aside, it cannot trade assets set aside in connection with derivative contracts or special transactions without entering into an offsetting derivative contract or terminating a special transaction.”

RESPONSE: The Registrant will revise the first sentence of the fifth paragraph in the “Asset Segregation” section of the SAI as follows:

“By setting aside cash or readily marketable securities equal to only its net obligations under certain swaps and certain cash-settled derivative contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate cash or readily marketable securities equal to the full notional value of such contracts.”

Supplementally, the third sentence of that same paragraph discloses to fund investors that a situation may occur in which substantially all of the Fund’s cash and readily marketable securities have been posted as collateral or earmarked for segregation, and as a result the Fund would be unable to enter into additional derivative transactions unless such transactions will reduce the Fund’s segregation obligation. In such case, the Fund would only be able to enter into offsetting derivative contracts that reduce the Fund’s segregation obligations, thereby making available cash or marketable securities that may be posted as collateral for additional derivative transactions or earmarked for future segregation obligations. Likewise, if substantially all of the Fund’s cash and readily marketable securities have been posted as collateral or earmarked for segregation, the Fund may be unable to purchase or sell certain securities until the Fund’s aggregate segregation obligation has been reduced, which may also be achieved by entering into offsetting derivative contracts.

COMMENT 19. The first sentence of the fifth paragraph in the SAI “Asset Segregation” section (page 7) reads, “Generally, special transactions do not cash-settle on a net basis.” Please explain what constitutes a “special transaction.”

RESPONSE: The Registrant notes that “special transactions” refer to certain non-derivative transactions that result in a “financial commitment” for which the Fund would be required to maintain qualifying coverage assets, including reverse repurchase agreements or when-issued and delayed delivery transactions. To clarify this term, the Registrant will add the following disclosure to the Prospectus and the SAI:

“Asset Segregation” (page 20) in the Prospectus will be revised as follows:

In order to secure its obligations in connection with derivative contracts or special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities in each case, as provided by the Commission or Staff guidance.

Sentence three of paragraph five in the “Asset Segregation” (page 7) in the SAI will be revised as follows:

Unless the Fund has other cash or readily marketable securities to set aside, it cannot trade assets set aside in connection with derivatives or special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, without entering into an offsetting derivative contract or terminating a special transaction.

COMMENT 20. In the SAI “Securities Lending” section (page 7), the first paragraph states that “The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash or liquid securities from the borrower as collateral.” The SEC’s position is that acceptable collateral is limited to cash, government securities and irrevocable bank standby letters of credit not issued by a fund’s bank lending agent. Revise to delete the reference to “liquid securities.”

RESPONSE: Upon further review, it has been determined that the Fund does not engage in securities lending. Therefore, the Securities Lending disclosure has been removed from the SAI.

COMMENT 21. In the SAI “Securities Lending” section (page 7), the first sentence of the second paragraph states, “The Fund will reinvest cash collateral in securities that qualify as an acceptable investment for the Fund.” Please replace “…that qualify as an acceptable investment for the Fund” with “…that are highly liquid short-term obligations.”

RESPONSE: As stated in the response to Comment 20, the Securities Lending disclosure has been removed from the SAI due to the Fund’s lack of participation in a securities lending program.

COMMENT 22. Please revise the language in the SAI “Repurchases, Mandatory Repurchases, and Transfers of Shares” section (page 11) pursuant to Comment 14 above, as applicable.

RESPONSE: The Registrant will revise the disclosure under the “Mandatory Repurchases” sub-section of the “Repurchases, Mandatory Repurchases, and Transfers of Shares” section of the SAI as follows:

“Mandatory Repurchases

As noted in the Prospectus, the Fund has the right to repurchase Shares of a shareholder or any person acquiring Shares from or through a shareholder under certain circumstances, provided that any mandatory repurchases will be conducted in accordance with Rule 23c-2 under the 1940 Act. Such mandatory repurchases may be made if:”

COMMENT 23. In the SAI “Investment Limitations” section (page 12), in the “Borrowing Money and Issuing Senior Securities” sub-section, the Staff suggests that the language “…to the maximum extent permitted under the 1940 Act…” be further explained in the Fund’s disclosure.

RESPONSE: In response to the Staff’s comment, the Registrant will revise the “ADDITIONAL INFORMATION” section on page 13 of the Statement of Additional Information by adding the following disclosure to the second paragraph(additions are bold and underlined):

“For purposes of the above limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.” With respect to the “Borrowing Money and Issuing Senior Securities” investment limitation, the 1940 Act currently requires that any indebtedness incurred by a closed-end investment company have an asset coverage of at least 300% at the time of borrowing. In addition, the 1940 Act permits the Fund to issue senior securities as follows: (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted under the 1940 Act as described above. The 1940 Act currently defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Debt and equity securities issued by a closed-end investment company meeting the foregoing asset coverage provisions are excluded from the general 1940 Act prohibition on the issuance of senior securities.”

COMMENT 24. In the SAI “Investment Limitations” section (page 12), in the “Concentration” sub-section, the last sentence states, “Government securities and municipal securities will not be deemed to constitute an industry.” Please explain that municipal securities refer to municipal securities other than private equity municipal debt securities where debt is backed principally by the revenue and assets of the non-governmental user.

RESPONSE: In response to the Staff’s comment, the Registrant will revise the Fund’s disclosure under “Application of Concentration Restriction” (additions are bold and underlined and deletions are stricken):

“In applying the Fund’s concentration restriction: … will each be considered a separate industry; ~~and~~ (c) asset-backed securities will be classified according to the underlying assets securing such securities; and (d) municipal securities shall exclude private activity municipal debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by securities issuance.”

COMMENT 25. In the SAI “Investment Limitations” section (page 12), please include the 1940 Act definition of “majority” in the bolded sentence that reads, “The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act.”

RESPONSE: The Registrant will revise the Fund’s disclosure as follows:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities, as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund.”

COMMENT 26. In the SAI “Additional Information” section (page 13), please add the word “deposit” where indicated in bold in the following sentence: “To conform to the current view of the Staff that only domestic bank deposit instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests so long as the policy of the SEC remains in effect.”

RESPONSE: The Registrant will revise the Fund’s disclosure as follows:

“ADDITIONAL INFORMATION

To conform to the current view of the Staff that only domestic bank deposit instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests so long as the policy of the SEC remains in effect.”

COMMENT 27. In the SAI “The Sub-Adviser” section (page 24), please disclose the fee paid to the Sub-Adviser.

RESPONSE: The Registrant respectfully declines to disclose the gross dollar amount of the advisory fee paid to the Subadviser, as the Registrant has determined that the disclosure as currently drafted is consistent with the requirements of Item 20(1)(c) of Form N-2.

The Fund’s subadvisory agreement provides that the Adviser shall compensate the Subadviser for its services and that the Subadviser agrees to look exclusively to the Adviser and its profits, and not to any assets of the Registrant or the Fund, for the payment of the Subadviser’s fees for its services. Accordingly, the Fund’s portfolio managers are also paid out of the Adviser’s profits and not from the assets of the Registrant or Fund.

Based on the foregoing, we respectfully believe that the Fund’s current disclosure is accurate and that no revisions are required.

COMMENT 28. In the SAI “Brokerage Transactions and Investment Allocation” section (page 31), please disclose the aggregate amount paid for brokerage transactions during the last three fiscal years.

RESPONSE: Supplementally, the Registrant did not incur any amounts for brokerage transactions during the last three fiscal years. Accordingly, no revisions are required at this time.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ Allison Miller

Allison Miller

Senior Paralegal

[1] See Dreyfus Strategic Investing, Securities and Exchange Commission No-Action Letter, (pub. avail. June 22, 1987).